Gryphon Digital Mining, Inc.

1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

VIA EDGAR

September 2, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Gessert Sandra Hunter Berkheimer

Re:	Gryphon Digital Mining, Inc.
Registration Statement on Form S-3
File No. 333-289278

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gryphon Digital Mining, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated by the Securities and Exchange Commission to 9:00 a.m. New York time on September 3, 2025, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by telephone call to Adam Berkaw of Ellenoff Grossman & Schole LLP at (212) 370-1300 and that such effectiveness also be confirmed in writing.

Sincerely,

Gryphon Digital Mining, Inc.

By:	/s/ Steven Gutterman
Name:	Steven Gutterman
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP